SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2011

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ____________

Commission file number 1-16477

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6720-B Rockledge Drive, Suite 700
Bethesda, MD 20817

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COVENTRY HEALTH CARE, INC.
6720-B Rockledge Drive, Suite 700
Bethesda, MD 20817

REQUIRED INFORMATION

1)	Financial Statements and Schedules (and Notes thereto)
2)	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

Date: June 27, 2012	By:	/s/ John J. Ruhlmann
John J. Ruhlmann, Senior Vice President and Corporate Controller

	By:	/s/ William Robinson
William Robinson, Chief Human Resources Officer and Plan Administrator

Financial Statements and Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan
Year Ended December 31, 2011
With Report of Independent Auditors
ERISA Plan Number – 002

Plan Sponsor EIN – 52-2073000

Coventry Health Care, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Administrative Committee
Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Coventry Health Care, Inc. Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, and the schedule of reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst &Young LLP
Baltimore, Maryland
June 27, 2012

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments:
Cash	$33,215	$48,276
Investments	671,873,333	629,059,576
Total investments	671,906,548	629,107,852

Receivables:
Notes receivable from participants	26,848,671	22,711,985
Total receivables	26,848,671	22,711,985
Net assets available for benefits	$698,755,219	$651,819,837

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Interest and dividends	$16,244,623
Net appreciation in fair value of investments	(1,451,057)
Net investment results	14,793,566

Contributions:
Participants	53,197,146
Rollovers	5,341,664
Employer, net of forfeitures	28,224,494
Total contributions	86,763,304

Total additions	101,556,870

Deductions
Benefits paid to participants	54,433,842
Administrative expenses, net of forfeitures	187,646
Total deductions	54,621,488

Net increase	46,935,382

Net assets available for benefits:
Beginning of year	651,819,837
End of year	$698,755,219

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

1. Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. Complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment, unless an alternate qualified plan is available to certain employees during the 410(b) transition period for newly acquired entities which may have previously sponsored a qualified plan prior to acquisition. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 1, 2006, the Plan was amended to remove the three-year service requirement for divestiture, allowing all participants regardless of their years of service to liquidate the Company common stock from their accounts, subject to SEC blackout period trading restrictions, and transfer the proceeds to other Plan investment options.

The Company completed its acquisitions of Preferred Health System on February 1, 2010 and Mercy Health Plan on October 1, 2010. As a result of these acquisitions, the Preferred Health System and Mercy Health Plan 401(k) plans were terminated and the employees were given a choice to take cash distribution, roll over the balance to an IRA, or roll the balance into the Coventry Health Care 401(k) plan. As a result, $1,820,547 of rollovers are reflected in the Plan’s statement of changes in net assets available for benefits as of December 31, 2010.

Plan Administration

T. Rowe Price is the custodial trustee and record keeper of the Plan’s investments in mutual funds, participant loans, and Company common stock in the Plan. The Plan is administered by the 401(k) Plan Investment Committee, which is appointed by the Board of Directors of the Company.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise. Eligible employees can contribute an amount up to 75% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are made in shares of the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions made prior to January 1, 2006, is based on years of service. Employer matching contributions made to Participant accounts prior to January 1, 2006, vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Effective January 1, 2006, the Plan was amended so that Company matching contributions allocated on or after January 1, 2006, are referred to as safe harbor matching contributions. All safe harbor matching contributions made to the Plan from the effective date are 100% vested at all times.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to, financial hardships and attainment of age 59½, are allowed under the Plan.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan income (losses) based on the participant’s investment and/or transaction activity. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may first be used to pay administrative expenses and then to reduce future Company matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

A participant may borrow a maximum of the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2011, no forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2011 and 2010, forfeited nonvested accounts available to reduce future employer contributions totaled $67,917 and $16,281, respectively. During 2011, $1,250 of forfeitures were used to pay administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from those estimates.

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.

Investments of the Plan are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds are based on quoted redemption values on the last day of the Plan year. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. Cash includes amounts to be used to pay for investments purchased but not yet settled at year-end. Participant loans are valued at their outstanding balances.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which became effective in 2011, the guidance in ASU 2010-06 was effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans are presented as notes receivable from participants in the statements of net assets available for benefits.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2011	2010

Company common stock	$157,938,165	$129,040,860
T. Rowe Price Summit Cash Reserves Fund	64,779,088	60,933,208
T. Rowe Price Retirement 2030 Fund	44,879,334	41,567,337
T. Rowe Price Retirement 2020 Fund	41,901,684	39,303,560
Growth Fund of America	40,531,083	44,489,203
PIMCO Total Return Admin.	38,500,665	36,689,958

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Mutual and stock funds	$(21,854,289)
Common trust funds	1,214,876
Company common stock	19,188,356
$(1,451,057)

4. Fair Value Measurements

ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1 – defined as observable inputs such as quoted prices in active markets; Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the Plan’s financial assets measured at fair value on a recurring basis at December 31, 2011 and 2010:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3
December 31, 2011
Cash	$33,215	$33,215	$–	$–
Mutual and stock funds	513,935,168	513,935,168	–	–
Company common stock	157,938,165	157,938,165	–	–
Total assets at fair value	$671,906,548	$671,906,548	$–	$–

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3
December 31, 2010
Cash	$48,276	$48,276	$–	$–
Mutual and stock funds	479,150,513	479,150,513	–	–
Common collective trust funds	20,868,203	–	20,868,203	–
Company common stock	129,040,860	129,040,860	–	–
Total assets at fair value	$629,107,852	$608,239,649	$20,868,203	$–

The Plan’s Level 1 securities primarily consist of cash, mutual and stock funds, and Coventry common stock. The Company determines the estimated fair value for its Level 1 securities using quoted (unadjusted) prices for identical assets or liabilities in active markets.

The Plan’s Level 2 securities consist of a collective trust. The Company determines the estimated fair value for its Level 2 securities using inputs that are derived principally from or corroborated by other observable market data. Effective March 31, 2011 the common collective trust was removed from the Plan’s investment line up and replaced with another mutual fund (Level 1) as an investment alternative for the Plan’s participants.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Effective December 1, 2006, the Plan was amended to eliminate the three years of service requirement for divestiture of employer stock in the employer matching portion of the participant’s balance. This amendment enabled all participants to diversify their company stock from their employer matching contributions regardless of service (see Note 1).

6. Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by T. Rowe Price. In addition, certain Plan investments are shares of mutual funds and units in common trust funds managed by T. Rowe Price. The Plan paid T. Rowe Price $187,646 and $254,066 in fees in 2011 and 2010, respectively. Transactions with T. Rowe Price qualify as exempt party-in-interest transactions.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 11, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. As a qualified Plan, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the aforementioned determination by the IRS, effective January 1, 2011 the Plan was amended and restated. The amended and restated plan document has been filed with the IRS for a favorable letter of determination, but to date a new determination letter has not yet been received. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

The Plan has evaluated subsequent events through June 27, 2012, the date of issuance of the financial statements.

Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan
EIN 52-2073000 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Mutual and stock funds:
T. Rowe Price GNMA Fund*	1,091,209 shares	**	$ 11,064,857
PIMCO Total Return, Admin. Shares	3,541,920 shares	**	38,500,665
American Century Small Cap Value Fund	2,412,756 shares	**	18,674,731
T. Rowe Price Equity Income Fund*	435,085 shares	**	10,033,068
Fidelity Low Priced Stock Fund	109,238 shares	**	3,903,090
Growth Fund of America	1,421,146 shares	**	40,531,083
T. Rowe Price Mid-Cap Growth Fund*	589,333 shares	**	31,075,552
T. Rowe Price Mid-Cap Value Fund*	339,811 shares	**	7,268,566
Neuberger Berman Genesis Trust	512,865 shares	**	24,720,109
Baron Growth Fund	46,779 shares	**	2,386,204
T. Rowe Price Real Estate Fund*	436,008 shares	**	8,005,099
T. Rowe Price Retirement Income Fund*	560,501 shares	**	7,258,487
T. Rowe Price Retirement 2005 Fund*	43,487 shares	**	486,183
T. Rowe Price Retirement 2010 Fund*	700,498 shares	**	10,521,484
T. Rowe Price Retirement 2015 Fund*	321,114 shares	**	3,718,505
T. Rowe Price Retirement 2020 Fund*	2,633,670 shares	**	41,901,684
T. Rowe Price Retirement 2025 Fund*	590,640 shares	**	6,839,608
T. Rowe Price Retirement 2030 Fund*	2,713,382 shares	**	44,879,334
T. Rowe Price Retirement 2035 Fund*	431,824 shares	**	5,035,068
T. Rowe Price Retirement 2040 Fund*	1,611,835 shares	**	26,708,108
T. Rowe Price Retirement 2045 Fund*	200,588 shares	**	2,212,480
T. Rowe Price Retirement 2050 Fund*	663,482 shares	**	6,137,207
T. Rowe Price Retirement 2055 Fund*	40,151 shares	**	366,980
Royce Low Priced Stock Fund	633,822 shares	**	9,069,988
T. Rowe Price Summit Cash Reserves Fund*	64,779,088 shares	**	64,779,088
Harbor International Fund	440,969 shares	**	23,128,834
Vanguard Mid-Cap Index Fund	285,594 shares	**	5,611,924
Vanguard Prime Cap Fund	271,598 shares	**	16,768,402
Vanguard Inst Index	184,777 shares	**	21,256,726
Dividend Growth Fund	903,687 shares	**	21,092,054
Total mutual and stock funds			513,935,168

Participant loans*	Maturing at various dates; interest rates
	ranging from 5% to 10.25%		26,848,671

Coventry Health Care, Inc.*	5,200,466 shares		157,938,165
Total investments			$ 698,722,004

* Party-in-interest.
** Historical cost has been omitted, as these investments are participant-directed.

Coventry Health Care, Inc. Retirement Savings Plan
EIN 52-2073000 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2011

(h)
Current
Value of
		(c)	(d)	(g)	Asset on
(a)	(b)	Purchase	Selling	Cost	Transaction	(i)
Identity of Party Involved	Description of Assets	Price	Price	of Asset	Date	Net Gain

Category (iii)—series of transactions in excess of 5% of plan assets

Coventry Health Care, Inc.	Coventry Health Care, Inc.
	common stock	$ 32,305,361	$ –	$ 32,305,361	$ 32,305,361	$ –
Coventry Health Care, Inc.	Coventry Health Care, Inc.
	common stock	–	22,596,455	17,145,091	22,596,455	5,451,364

There were no category (i), (ii) or (iv) transactions during the Plan year.

Columns (e) and (f) are not applicable.